

INVEST IN **DOWNLAND**

The accelerator for regenerative farmers & ranchers

godownland.com   Austin, TX   

Highlights

1	Advisors with over 90 years of farming & ranching experience, featured in Common Ground film, TEDx
2	Over 200 ranching residency applicants on our waitlist

(3) $61,000 in farm product pre-sales

(4) Founded by 3x startup executive named to #10 on Inc. 5000 in Financial Services

(5) Signed letters of intent from 12 landowners (and counting!)

(6) Over 6,000 email subscribers

(7) Pitch submitted for National Science Foundation Grant

Featured Investor

 **Brittany Conard** in

Invested $1,000 ⓘ

Follow

Syndicate Lead
Head of Ops, Cat Herder, and Motorycle Rider

"Care about where your food comes from and support local produce. The food we consume has a significant impact on our health.

Witnessing Jessi and her team's unbelievable passion for this cause is truly exhilarating. They are dedicated to promoting the importance of knowing the origin of our food.

This movement is essential for the future we envision. Our society has long been in need of a greater emphasis on locally sourced and sustainable food options."

Our Founder

 Jessi Roesch Founder



Jessi Roesch Founder

3x startup executive named to #10 on Inc. 5000 in Financial Services, Terra.do Climate Fellow, ex-GE, unicorn alumni (Degreed)

Pitch

Soil loss is economic loss.

In the US alone, $44 billion is lost each year from soil erosion. Erosion from agricultural lands pollute waterways and contribute to climate change. Less nutrients in the soil mean less nutrients in our food. The food we eat today contains less protein, minerals and vitamins than 50 years ago.



THE PROBLEM

The United States loses $44 billion each year from soil erosion.
Erosion from agricultural lands pollute waterways and contribute to climate change.
Source: USDA

Less nutrients in the soil mean less nutrients in our food.
The food we eat today contains less protein, minerals and vitamins than 50 years ago.
Source: Rodale Institute

Soil loss is economic loss.

Soil health is human health.

Remember the food chain? Nutrients from the soil end up in our food and end up in us.

Regenerative agriculture improves soil health through ecologically-minded agronomic principles like cover cropping, rotational grazing and reduced tillage. Regenerative agriculture operations are 120% more profitable, require fewer inputs and are expected to generate $1.4 trillion in increased crop production by 2050.

THE SOLUTION

Regenerative agriculture improves soil health through ecologically-minded agronomic principles.

Regenerative practices are 120% more profitable, require fewer inputs and are expected to generate $1.4 trillion in increased crop production by 2050.
Source: Boston Consulting Group, ELD Initiative, Project Drawdown

Soil health is human health.

Regenerative is the new organic.

Besides being good for health, regenerative markets are growing quickly. The regenerative market today is valued at $8.7 billion, a similar size to the organic market in 2000. Since 2000, the organic market has grown into a $65 billion industry. Demand for regenerative products is forecasted to grow at a 14% CAGR by 2030, nearly 2x the rate of organic.

WHY NOW?

Regenerative is the new organic

Organic food and non-food products have grown into a



Downland gives new farmers & ranchers a head start.

Aspiring residents apply to the program for community and training. Residents who proceed to farm or ranch ownership receive assistance in establishing their entity. Downland acts as a holding company and earns income through a revenue share model. Trained farmers are matched with land for their operation. The land is provided as a managed service with an initial go-to-market focus on absentee landowners. Farm businesses receive access to blended capital through investments, loans and grants.



Our scale will enable entry into adjacent industries.

Downland's long-term investment in its community of farms is our most powerful moat. As we scale, we are poised to enter adjacent industries that are enabled by food and land.

Examples include direct land acquisition, supply chain coordination, nature-based carbon solutions, insetting/offsetting, succession planning support, ecotourism and farming as an amenity.

We remain relentlessly focused, but excited for the future.



The Roadmap
Scale will support adjacent industry entry
Regenerative farming & ranching
Direct land acquisition & leaseback
Supply chain coordination
Nature-based carbon solutions
Ecotourism

We've got the best team in the field (pun intended).

Our team has 90 years of farming & ranching experience, and are sought out experts in the disciplines of land acquisition & appraisal, land

management, conservancy and more. They include startup founders and industry leaders. Our team are alumni of organizations like TechStars, Save Barton Creek Association, Texas Conservation Corps, City of Austin, and General Electric. They have been featured experts in TEDx, *Kiss the Ground* and *Common Ground* documentaries, the Enviro Aware YLS Summit and other climate and industry events.

Our founder, Jessi Roesch (rhymes with "fresh") has over a decade of experience driving transformation at startups, unicorns and enterprise companies. Her credentials include:

- Terra.do Climate Fellow

- BCarbon Soil Health Committee Member

- Entrepreneur-in-Residence at Antler VC

- 3x startup executive

- Led prior company to #10 in Financial Services on the 2023 Inc. 5000 list

- General badass: CrossFit L2, 5th Place Olympic Weightlifting for the 2023 Texas State Championships (W35 59kg division), election volunteer, was once nearly robbed at knife point but stopped the crime in progress by sternly saying "NO".

We've got the best team in the field

downland

Jessi Roesch
Founder
Antler, GE, Degreed, Spruce

Understanding Ag
Farmer/Rancher
Educators & Advisors

Alejandro Carrillo
Advisor
Regenerative Rancher & Speaker


Leron Giesting
Advisor
Regenerative Farmer & Consultant


Lee Burton
Advisor
Save Barton Creek Association, Texas A&M


Patton Jones
Advisor
TechStars, AgVend


Cassidy Stillwell
Ranching Resident
Texas Conservation Corp

Don't miss out. <u>Invest today.</u>